NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, VA 20190
May 12, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    NII Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 0-32421

Dear Mr. Spirgel:

NII Holdings, Inc. (the “Company,” “we” or “our”) has received your letter dated May 6, 2014 containing a comment from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on February 28, 2014 (the "Form 10-K"). This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have set forth your comment in bold below, with the Company's response following the comment.

Form 10-K for the Year Ended December 31, 2013

12. Income Taxes, Page F-35

1.
Tell us in detail the nature of the underlying investments under local statutory rules related to your holding company in Luxembourg that resulted in the significant increase in operating loss carry forward in 2013.

Response:

We have four holding companies in Luxembourg, which include NII International Holdings, S.a.r.l. ("NIHS") and NII International Telecom, S.C.A. ("NIIT"). NIIT, either directly or through its subsidiaries, holds 100% of the equity interests in each of our operating subsidiaries in Brazil, Mexico, Argentina and Chile. In addition, NIHS holds, either directly or indirectly, 100% of the equity interests in NIIT. These equity interests are the underlying investments referred to on Page F-35 of our Form 10-K.

Local statutory and tax rules in Luxembourg require investments to be carried at the lower of cost or market. Accordingly, NIHS and NIIT recognized impairment charges related to these investments and deducted these charges on their respective Luxembourg tax returns. These deductions resulted in a significant increase in these entities' net operating loss carryforwards. As of December 31, 2013, NIHS and NIIT had net operating loss carryforwards of $4.8 billion and $5.9 billion, respectively. As disclosed on Page F-35 of our Form 10-K, these net operating loss carryforwards will never be utilized by our holding companies and add no value to the Company.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 889-6268.

Thank you for your assistance in this matter.

Yours truly,

/s/ ESTEBAN NARANJO
Esteban Naranjo
Vice President, Corporate Controller

cc:	Robert S. Littlepage